CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
CPA 16 HOLDINGS INC.
50 Rockefeller Plaza
New York, New York 10020
March 9, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Corporate Property Associates 16 — Global Incorporated and CPA 16 Holdings Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 File No. 333-171538 (the “Registration Statement”)
Ladies and Gentlemen:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Corporate Property Associates 16 — Global Incorporated and CPA 16 Holdings Inc. (the “Companies”) hereby request that the effectiveness for the above-captioned Registration Statement filed under the Securities Act be accelerated to 10:00 a.m., New York City time, on March 10, 2011, or as soon thereafter as practicable.
     Each of the Companies acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
By:	/s/ Mark J. DeCesaris
	Name:	Mark J. DeCesaris
	Title:	Managing Director and Chief Financial Officer

CPA 16 HOLDINGS INC.
By:	/s/ Mark J. DeCesaris
	Name:	Mark J. DeCesaris
	Title:	Managing Director and Chief Financial Officer